June 17, 2015

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F. Street, N.E.
Washington, D.C. 20549-0306

Re:    AMC Networks Inc.
Form 10-K for the Fiscal Year ended December 31, 2014
Filed February 26, 2015
File No. 001-35106

Dear Mr. Pacho:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Staff” or the “Commission”), dated June 4, 2015, concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”) of AMC Networks Inc. (“we” or the “Company”) filed on February 26, 2015.

The Company appreciates the efforts of the Staff in this review process. Enhancement of the overall disclosures in our filings is an objective that we continuously strive to achieve. In connection with responding to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in our filings; (ii) Staff comments or our changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the 2014 Form 10-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For reference purposes, the text of the Staff’s June 4, 2015 letter has been reproduced in this letter with the Company’s responses directly following the reproduced text. The section sub-header and page number in each comment refers to the 2014 Form 10-K.

Form 10-K for the fiscal year ended December 31, 2014

Cash Flow Discussion, page 49

Continuing Operations, page 50

1.
Your discussion of net cash provided by operating activities does not appear to contribute substantively to an understanding of your historical cash flows. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. Please revise your disclosures to include a discussion of the underlying reasons for changes in working capital accounts that affect operating cash flows.

Company Response: In response to the Staff’s comment, we will include a discussion of the underlying reasons for changes in the working capital accounts that materially affect operating cash flows. By way of example, the first paragraph of the section titled “Operating Activities” on page 50 of the 2014 Form 10-K would be enhanced to incorporate the following language (additions and deletions are reflected in underline font and strike-through font, respectively):

Net cash provided by (used in) operating activities amounted to $375,762 for the year ended December 31, 2014 as compared to $(49,463) for the year ended December 31, 2013. In 2014, net cash provided by operating activities resulted from $1,031,242 of net income before depreciation and amortization and other non-cash items, which was partially offset by payments for program rights of $690,237. Additionally, accounts payable, accrued expenses and other liabilities increased $87,472 primarily due to higher accrued participation and employee related liabilities at December 31, 2014 as compared to the prior year. Accounts receivable, trade, increased $72,984 at December 31, 2014 as compared to the prior year primarily driven by higher revenues as well as timing of cash receipts. ~~Additionally,~~ Changes in all other assets and liabilities during the year resulted in an increase in cash of $20,269 ~~$34,757~~.

Note 3. Acquisitions, page F-15

BBC America, page F-15

2.
We note that on October 23, 2014 you acquired 49.9% ownership in BBC America. Referring to your basis in the accounting literature, tell us how you determined that you should consolidate this joint venture.

Company Response: On October 23, 2014, AMC New Video Holdings LLC (“AMC New Video”), a wholly-owned subsidiary of the Company, acquired 49.9% of New Video Channel America, LLC, which operates the cable channel BBC AMERICA (the “Joint Venture”). In addition, AMC New Video and BBC Worldwide Americas, Inc. (“BBCW”) entered into a Second Amended and Restated Limited Liability Company Agreement (the “Joint Venture Agreement”) that sets forth certain rights and obligations of the parties, including certain put rights. In order to better understand the consolidation analysis, a summary of some of the key terms of the Joint Venture Agreement are set out below:

The Joint Venture is managed and controlled by the Operations Committee, which consists of five designees: three appointees designated by AMC New Video and two appointees designated by BBCW. Pursuant to the terms of the Joint Venture Agreement, other than the rights of the Board of Managers and Editorial Committee as described below, the Operations Committee has full, complete and exclusive authority to manage and control the business, affairs and properties of the Joint Venture.

The terms of the Joint Venture Agreement also provide each of the parties with certain put rights. AMC New Video has certain put rights of its interest in the Joint Venture to BBCW at the then fair market value. BBCW has a put right of its interest in the Joint Venture to AMC New Video at the greater of the then fair market value or the initial closing value (i.e. the value of BBCW’s equity interest on October 23, 2014). There are no kick-out rights held by either party.

Consolidation analysis:
Variable Interest Model: Pursuant to the guidance in ASC 810-10, our consolidation analysis first considered whether the joint venture was a variable interest entity (“VIE”). An entity is a VIE if it has any of the following characteristics (ASC 810-10-15-14):

a.
The total equity investment (equity investments in a legal entity are interests that are required to be reported as equity in that entity's financial statements) at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

For this condition, we evaluated the sufficiency of the Joint Venture’s equity excluding BBCW’s investment, since it was not considered to be equity “at risk”. This determination was made based on BBCW’s put right on its investment which guarantees them a return at least equal to their initial investment, as discussed above.
In assessing the sufficiency of the equity investment at risk (in this case AMC New Video’s equity), we performed a qualitative analysis as follows:

•	The amount of AMC New Video’s equity in relation to the Joint Venture’s total assets is well in excess of the 10% threshold considered in ASC 810-10.

•
The nature of the Joint Venture’s operations do not suggest that they are engaged in high-risk activities, hold high-risk assets or have exposure to risks that are not reflected in the reported amounts of assets or liabilities such that a higher level of equity at risk would be required. In other words, based on the nature of the operations (long-term carriage agreements providing stabilized revenues and long-term programming agreements stabilizing costs), there is not a high-degree of economic risks inherent in the Joint Venture’s activities.

•
The design of the Joint Venture and the intentions of the investors do not suggest that there is a limited life or tightly constrained activities, nor are there any unusual arrangements that appear designed to provide subordinated financial support.

b.	As a group, the holders of the equity investment at risk lack the ability to direct the activities of the legal entity that most significantly impact its economic performance.
As further described below, AMC New Video is considered to control the Joint Venture through its majority voting power of the Operations Committee and that control includes powers over its most important activities. AMC New Video is also considered to have the obligation to absorb expected losses and the right to receive expected residual returns.

We also considered the disproportionality between the voting rights and the rights to absorb expected losses or receive expected residual returns and concluded that substantially all of the Joint Venture’s activities do not involve or are not conducted on behalf of an investor that has disproportionately few voting rights (in this case BBCW). The evaluation of the rights of both investors below provides additional information with respect to this condition. In addition, BBCW was not considered to be a related party to AMC New Video; therefore, this condition is not automatically met.

Based on the factors above, the Joint Venture does not possess the characteristics of a VIE. Because the Joint Venture is not a VIE, the evaluation of consolidation is based on the voting interest model.

Voting Interest Model: Ownership of a majority voting interest is generally the determining factor for a controlling financial interest. However, there is no precise definition of "control" as it applies to consolidation and related matters in the authoritative accounting literature. ASC 850-10-20 states that control is the “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity through ownership, by contract, or otherwise” (see also SEC Regulation S-X, Rule 210.1-02(g)). ASC 810-10-15-8 indicates that owning more than 50 percent of the outstanding voting stock of a company will generally result in control and consolidation. However, because there are exceptions to this rule, conclusions about control should be based on an evaluation of the specific facts and circumstances. We evaluated the specific facts and circumstances of the Joint Venture as follows:

Our evaluation of control began with a review of the rights granted to the Operations Committee, which consists of five designated appointees: AMC New Video has three appointees and BBCW has two appointees. As noted above, pursuant to the terms of the Joint Venture Agreement, the Operations Committee has full, complete and exclusive authority to manage and control the business, affairs and properties of the Joint Venture. Without limitation of the foregoing, the Operations Committee has full, complete and exclusive authority to cause the Joint Venture to take any action or refrain from taking any action. The actions of the Operations Committee require the approval of a majority of the appointees.

In addition to the Operations Committee, two other committees with limited rights were also created pursuant to the terms of the Joint Venture Agreement: a Board of Managers and an Editorial Committee. Our evaluation of control also included a review of the rights granted to these committees, with consideration to the guidance in ASC 810-10-25-1 through 14, as follows:

The Board of Managers consists of three appointees by BBCW and two appointees by AMC New Video. The actions of the Board of Managers require approval of at least one AMC New Video Board member and one BBCW Board member. None of the actions requiring approval by the Board of Managers relate to the operating decisions of the Joint Venture that are made in the ordinary course of its operations.

The following actions of the Joint Venture require approval by the Board of Managers:

•	merge or consolidate with or into any other person;

•
acquire or divest any business or series of businesses, whether involving the acquisition or divesture of assets or securities thereof, other than any such acquisitions or divestures either made in the ordinary course of business or having a value which does not exceed $15 million (such amount is intended to allow for ordinary course of business operations to occur, but provide protection to the investors);

•
incur any debt, or grant any liens on any of its assets, other than the payment of amounts made in the ordinary course of business operations having a value which does not exceed $15 million (such amount is intended to allow for ordinary course of business operations to occur, but provide protection to the investors);

•	commence any legal proceedings for its liquidation, or file a petition under any bankruptcy or similar law;

•	change its certificate of formation or limited liability company agreement (or similar organizational document with a different name);

•
re-brand any network programming services operated by the Company or any of its subsidiaries, including, without limitation, “BBC America,” but only if the BBC brand is being used for such programming service. (Note: the use of the BBC brand is not considered essential to the ongoing operations of the Joint Venture and there is currently no intention by any of the investors to remove the BBC brand);

•
make any commitment to a joint venture, other than any such commitment which does not exceed $15 million (such amount is intended to allow for ordinary course of business operations to occur, but provide protection to the investors);

•
amend the Editorial Framework Agreement (Note: the Editorial Framework Agreement does not give BBCW any substantive participating rights. Rather, it is the document that provides the framework for the BBC brand and governs the brand reviews);

•
amend the Management Agreement (Note: the Management Agreement governs the services provided by a wholly-owned subsidiary of the Company to support the operations of the Joint Venture. Rights provided to each party over “self-dealing” or related party transactions, such as those included in the Management Agreement, are not considered substantive participating rights);

•	enter into or amend any contract, or enter into any transaction, with an affiliate of the Joint Venture, other than on an arm’s length basis;

•	change the fundamental nature or purpose of the Joint Venture as compared to the nature or purpose of the Joint Venture on the date of the closing (i.e. October 23, 2014);

•	except for required tax distributions, pay any distribution to its equity holders, or authorize or declare any such distribution; and

•	issue any interests or securities exercisable or exchangeable for, or convertible into interests in the Joint Venture.

Each of the above rights granted to the Board of Managers was evaluated and determined to be a protective right and therefore was not considered as providing any control over the ordinary course of business operations of the Joint Venture.

The final aspect of the review over the rights and powers of the investors was a consideration of the authority of the Editorial Committee, on which AMC New Video has two appointees and BBCW has three. The Editorial Committee’s purpose is to ensure the integrity and highest possible standards of the BBC brand. The authority of the Editorial Committee is to review the Joint Venture’s compliance with BBC guidelines and determine, in its reasonable judgment, whether the use of any programming would have a material adverse effect on the long-term integrity of the BBC brand and accordingly direct the Joint Venture not to use such programming. The authority of the Editorial Committee specifically excludes (i) involvement in the day to day editorial running of the services, including matters such as scheduling or individual content acquisitions, (ii) negotiation of content acquisition, and (iii) day to day editorial decisions on editorial compliance issues.

Based on our evaluation of the rights granted to the Editorial Committee, none of the rights were deemed to represent substantive participating rights.

Conclusion: Based on a review of the rights of both AMC New Video and BBCW, we determined that AMC New Video has the power to control the Joint Venture. In addition, there are no substantive participating rights granted to BBCW that would overcome the presumption of control by AMC New Video. Accordingly, the Company determined that consolidation of the operating results of the Joint Venture was appropriate.

Furthermore, we also considered the following guidance in SEC Regulation S-X, Article 3A-02, which we believe supports the conclusion that the Company should consolidate the Joint Venture:

Majority ownership: Generally, registrants shall consolidate entities that are majority owned and shall not consolidate entities that are not majority owned. The determination of majority ownership requires a careful analysis of the facts and circumstances of a particular relationship among entities. In rare situations, consolidation of a majority owned subsidiary may not result in a fair presentation, because the registrant, in substance, does not have a controlling financial interest (for example, when the subsidiary is in legal reorganization or in bankruptcy). In other situations, consolidation of an entity, notwithstanding the lack of technical majority ownership, is necessary to present fairly the financial position and results of operations of the registrant, because of the existence of a parent-subsidiary relationship by means other than record ownership of voting stock. (emphasis added)

As noted above, we determined that AMC New Video has the power to control the Joint Venture, including governance and has the ability to perpetuate that control. Accordingly, we believe that there is a parent-subsidiary relationship and the Company should consolidate.

*****

If you have any questions or comments regarding the enclosed materials, please contact John Giraldo, Chief Accounting Officer, at (646) 273-3571.

Very truly yours,

/s/ Sean S. Sullivan
Sean S. Sullivan
Executive Vice President and
Chief Financial Officer

/s/ John P. Giraldo
John P. Giraldo
Chief Accounting Officer

cc:    Terry French
Inessa Kessman
(Securities and Exchange Commission)

Joshua W. Sapan, President and Chief Executive Officer
James G. Gallagher, Esq., Executive Vice President and General Counsel
(AMC Networks Inc.)

John P. Mead, Esq.
(Sullivan & Cromwell LLP)

Frank Albarella
(KPMG LLP)